UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PennyMac Financial Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

70932M107
(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.

CUSIP NO. 70932M107	Schedule 13G	Page 2 of 5 Pages

1		Names of Reporting Persons: I.R.S. Identification Nos. of above person (entities only) David Spector
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3		SEC Use Only
4		Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,478,805 (1)
	6	Shared Voting Power 465,604 (2)
	7	Sole Dispositive Power 1,478,805 (1)
	8	Shared Dispositive Power 465,604 (2)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 1,944,409
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11		Percent of Class Represented by Amount in Row (9) 2.5% (3)
12		Type of Reporting Person (See Instructions) IN

(1)Consists of 1,234,125 shares of Common Stock of the Issuer and 244,680 nonstatutory stock options that are or may become exercisable within 60 days of December 31, 2018.

(2)Consists of shares of Common Stock of the Issuer held by ST Family Investment Company LLC, of which Mr. Spector is the sole manager.  Mr. Spector disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)The percentage calculation is based upon 77,494,332 shares of Common Stock of the Issuer outstanding as of December 31, 2018.

CUSIP NO. 70932B 101	Schedule 13G	Page 3 of 5 Pages

Explanatory Note

On November 1, 2018, the transactions contemplated by a Contribution Agreement and Plan of Merger, dated August 2, 2018, were completed (the “Closing”) that established the Issuer as a new holding company above PNMAC Holdings, Inc. which was the predecessor and the former publicly-held and public-reporting company (the “Predecessor”).  After the Closing, the Issuer began conducting all of the business and operations conducted by the Predecessor prior to the Closing.

In connection with the Closing, each share of Class A common stock of the Predecessor was converted on a one-for-one basis into common stock of the Issuer, each share of Class B common stock of the Predecessor, which held no economic rights, was cancelled for no consideration, and all Class A units of Private National Mortgage Acceptance Company, LLC were contributed to the Issuer and exchanged on a one-for-one basis for shares of common stock of the Issuer.  Accordingly, all such shares of Class A common stock and Class A units held by the Reporting Persons prior to the Closing were converted into shares of common stock of the Issuer after the Closing.

Item 1.

(a)	Name of Issuer
PennyMac Financial Services, Inc.

(b)	Address of Issuer's Principal Executive Offices
3043 Townsgate Road, Westlake Village, CA 91361

Item 2.

(a)	Name of Person Filing:
David Spector

(b)	Address of Principal Business Office or, if none, Residence
3043 Townsgate Road, Westlake Village, CA 91361

(c)	Citizenship United States

(d)	Title of Class of Securities:
Common Stock, par value $0.0001 per share

(e)	CUSIP Number
70932M107

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 1,944,409

CUSIP NO. 70932B 101	Schedule 13G	Page 4 of 5 Pages

(b)	Percent of Class: 2.5% (1)

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote. 1,478,805 (2)

	(ii)	Shared power to vote or to direct the vote. 465,604 (3)

	(iii)	Sole power to dispose or to direct the disposition of. 1,478,805 (2)

	(iv)	Shared power to dispose or to direct the disposition of. 465,604 (3)

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [x].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.     Identification and Classification of Members of the Group

Not Applicable.

Item 9.     Notice of Dissolution of Group

Not Applicable.

Item 10.   Certification

Not Applicable.

(1)The percentage calculation is based upon 77,494,332 shares of Common Stock of the Issuer outstanding as of December 31, 2018.

(2)Consists of 1,234,125 shares of Common Stock of the Issuer and 244,680 nonstatutory stock options that are or may become exercisable within 60 days of December 31, 2018.

(3)Consists of shares of Common Stock of the Issuer held by ST Family Investment Company LLC, of which Mr. Spector is the sole manager.  Mr. Spector disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

CUSIP NO. 70932B 101	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2019

/s/ David Spector
Signature
David Spector